UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Blackstone Secured Lending Fund
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Universities Superannuation Scheme Ltd as trustee for Universities Superannuation Scheme
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,837,466*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,837,466*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,837,466 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.36%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) FI

*  See Attachment A

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) USS Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,837,466*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,837,466*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,837,466 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.36%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) FI

*  See Attachment A

Item 1(a).	Name of Issuer: Blackstone Secured Lending Fund
Item 1(b).	Address of Issuer’s Principal Executive Offices: 345 Park Avenue 31st Floor New York, NY 10154
Item 2(a).
Name of Person(s) Filing:

This Schedule 13G is being filed jointly by Universities Superannuation Scheme Ltd as trustee for Universities Superannuation Scheme (“USSL”) and
USS Investment Management Limited (“USSIM”).

Item 2(b).	Address of Principal Business Office or, if None, Residence: Both USSL and USSIM have as their registered office: Royal Liver Building Liverpool L3 1PY United Kingdom
Item 2(c).	Citizenship: Both USSL and USSIM are incorporated in the United Kingdom.
Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value
Item 2(e).	CUSIP Number: N/A
Item 3.
If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)       □       Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)       □       Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)       □       Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)       □       Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)       □       An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)       □       An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)       □      A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)       □      A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)       □       A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)       ☒     A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);
(k)       □      Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing for a non-U.S. institution in accordance with  §240.13d-1(b)(1)(ii)(J), please specify the type of institution. Non-U.S. investment adviser and Non-U.S. employee benefit plan

Item 4.	Ownership*:

A.	Universities Superannuation Scheme Ltd as trustee for Universities Superannuation Scheme
(a)	Amount beneficially owned: 10,837,466
(b)	Percent of class: 8.36%
(c)	Number of Shares as to which the person has:
(i) (ii) (iii) (iv)
sole power to vote or to direct the vote:
shared power to vote or direct the vote: 10,837,466
sole power to dispose or to direct the disposition of:
shared power to dispose or to direct the disposition of:  10,837,466

B.	USS Investment Management Limited
(a)	Amount beneficially owned: 10,837,466
(b)	Percent of class: 8.36%
(c)	Number of Shares as to which the person has:
(i) (ii) (iii) (iv)
sole power to vote or to direct the vote:
shared power to vote or direct the vote: 10,837,466
sole power to dispose or to direct the disposition of:
shared power to dispose or to direct the disposition of:  10,837,466

Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: See Attachment A.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable
Item 8.	Identification and Classification of Members of the Group: Not Applicable

*  See Attachment A

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.
Certification:

Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2021

Universities Superannuation Scheme Ltd as trustee for Universities Superannuation Scheme

By:	/s/ Jonathan Wedgbury
By: Jonathan Wedgbury
Its: Head of Compliance, USS Investment Management Limited

USS Investment Management Limited

By:	/s/ Jonathan Wedgbury
By: Jonathan Wedgbury
Its: Head of Compliance

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of Blackstone Secured Lending Fund and that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

Dated: February 2, 2021

Universities Superannuation Scheme Ltd as trustee for Universities Superannuation Scheme

By:	/s/ Jonathan Wedgbury
By: Jonathan Wedgbury
Its: Head of Compliance, USS Investment Management Limited

USS Investment Management Limited

By:	/s/ Jonathan Wedgbury
By: Jonathan Wedgbury
Its: Head of Compliance

ATTACHMENT A

Item 4 of Schedule 13G

    As of December 31, 2020, Universities Superannuation Scheme Ltd ("USSL") as trustee for Universities Superannuation Scheme ("USS") was the legal owner of 10,837,466 shares of Common Stock.  Based on there being 129,661,586 shares of Common Stock outstanding, USSL's holding represents approximately 8.36% of the outstanding Common Stock.

    USS Investment Management Limited ("USSIM") serves as investment manager for USSL in its capacity as trustee for USS and has discretionary and voting power over the shares held by USSL in its capacity as trustee for USS.  Accordingly, USSIM may be deemed to be the beneficial owner of 10,837,466 shares of Common Stock, 10,837,466 of which are held by USSL in its capacity as trustee for USS.